FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

04 November 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Limited (NYSE and LSE: SIG)	Embargoed until 12.30 pm (GMT)
29 October 2008

SIGNET BOARD CHANGES

Further to the statement relating to the composition of the Board made in the circular to shareholders of 24 July 2008, in which the Scheme of Arrangement to establish Signet Group plc as a wholly owned subsidiary of Signet Jewelers Limited ("Signet") was proposed, Signet announces the following changes to the Board.

Thomas Plaskett (age 64) has joined Signet as an independent director. Since 1991, Mr. Plaskett has been Chairman of Fox Run Capital Associates, a private consulting firm. During his career Mr. Plaskett has had broad senior international management experience in a number of service and manufacturing businesses and particularly in the airline industry.

Marianne Miller Parrs (age 64) has joined Signet as an independent director. Ms. Parrs has served on the Boards of The Stanley Works and CIT Group Inc as an independent director since April 2008 and 2003 respectively. Ms. Parrs has considerable senior international management experience in finance, investor relations and information technology with International Paper Company.

Lesley Knox (age 55) has joined Signet as an independent director. She was a non-executive director of Signet Group plc during 2008. Ms. Knox has, since 2004, been Chair of Alliance Trust PLC and is also a non-executive director of HMV Group PLC and of Hays PLC, positions she has held since 2002. Ms. Knox is also, until February 2009, Interim Chairman of HMV Group PLC.

Full biographies of all directors are given within the Corporate Governance section of the Group website, www.signetjewelers.com.

Mark Light (age 47) has stepped down from the Board of Signet but remains Chief Executive of the US Division.

Sir Malcolm Williamson, Chairman, commented: "These changes in the composition of the Board reflect Signet's primary listing in the US. On behalf of the Board I welcome Tom, Marianne and Lesley as independent directors of Signet.  I am confident that each will provide significant contributions to the Group due to their broad experience. I also thank Mark for his contribution as a Board member and we look forward to working with him as he continues in his important role of leading the US Division."

Enquiries:	Tim Jackson, Investor Relations Director	+1 441 296 5872

Press:	John Dudzinsky, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0)20 7404 5959

Signet operated 1,973 specialty retail jewelry stores at 2 August 2008; these included 1,414 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 559 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  04 November 2008